[redacted]

05012367

Fax

RECEIVED

2005 NOV -7 P 12:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7887 7106
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	08 November 2005
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange yesterday.

SUPPL

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
NOV 08 2005
THOMSON
FINANCIAL

11/8

LIBERTY INTERNATIONAL

November 08, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares"
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company LIBERTY INTERNATIONAL PLC	**2. Name of shareholder having a major interest** OLD MUTUAL plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** SEE ATTACHED SCHEDULE

5. Number of shares acquired	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed** 608,887	**8. Percentage of issued class** 0.19%

9. Class of security ORDINARY SHARES OF 50 PENCE	**10. Date of transaction** 04/11/05	**11. Date company informed** 04/11/05

12. Total holding following this notification 15,670,456 ORDINARY SHARES	**13. Total percentage holding of issued class following this notification** 4.87%

14. Any additional information	**15. Name of contact and telephone number for queries** KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification KERIN WILLIAMS DEPUTY COMPANY SECRETARY
Date of notification 07 November 2005

File No. 82-34722

Registered Holder	
Old Mutual Life Assurance Company (South Africa) Ltd	7,917,827
Old Mutual Life Assurance Company (South Africa) Ltd	10,800
Old Mutual Life Assurance Company (South Africa) Ltd	27,969
Old Mutual Unit Trusts (SA)	81,814
Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	2,046,479
Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	23,600
Old Mutual Global Asset Fund	108,178
BOE Life Assurance Company (Pty) Ltd	1,200
Mutual & Federal Limited	559,618
Old Mutual South Africa Equity Trust Ltd	509,000
ABSA Nominees	11,624
Nedbank Nominees Ltd	55,251
Standard Bank Nominees Ltd	606,303
NIB IPS Nominees (Pty) Ltd	54,138
Syfrets Securities Nominees (Pty) Ltd	48,223
Nedcor Bank Nominees	301,261
Nedcor Bank Nominees	2,589
Nedcor Bank Nominees	51,899
Nedbank Nominees Ltd	1,732,318
BOE Private Clients	300
BNS Nominees	1,520,065
	15,670,456